SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

"This report is hereby incorporated by reference into Post-Effective Amendment No. 1 to our registration statement on Form F-3 (File No. 001-14499), filed with the Securities and
Exchange Commission on March 1, 2005."

EMBRATEL PARTICIPAÇÕES S.A.

Publicly Traded Company
CNPJ n.º 02.558.124/0001-12

MATERIAL FACT

Embratel Participações S.A. (“Embrapar” or “Company”), a joint stock company, with head-office in the City of Rio de Janeiro, State Rio de Janeiro, at Rua Regente Feijó, n.º 166/1687-B, communicates to its shareholders and to the public in general that its Board of Directors ratified on May 23, 2005 the Company's capital increase, which is now R$4,096,713,387.00 (four billion, ninety six million, seven hundred and thirteen thousand, three hundred and eighty seven reais), represented by 758,306,004,336 (seven hundred and fifty-eight billion, three hundred and six million, four thousand, three hundred and thirty-six) shares, 282,027,681,973 (two hundred and eighty-two billion, twenty-seven million, six hundred and eighty-one thousand, nine hundred and seventy three) being nominative common shares and 476,278,322,363 (four hundred and seventy-six billion, two hundred and seventy-eight million, three hundred and twenty-two thousand and three hundred and sixty-three) being nominative preferred shares, all with no nominal value. The total amount raised by the Company with the capital increase was R$1,822,800,000,00 (one billion, eight hundred twenty two million, eight hundred thousand reais).

Further information and details about the capital increase can be found in the Company's web site at www.embratel.com.br.

Rio de Janeiro, May 23, 2005.

Isaac Berensztejn
Investor Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2005

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.